June 27, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Doris Stacey Gama

Re:	Qualigen Therapeutics, Inc. – Request for Acceleration
Registration Statement on Form S-3
File No. 333- 265691

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Qualigen Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 265691) (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Standard Time on Wednesday, June 29, 2022, or as soon thereafter as practicable.

The Registrant hereby authorizes Wendy Grasso, Esq. of Reed Smith LLP, attorney for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Wendy Grasso, Esq. at (212) 549-0216.

QUALIGEN THERAPEUTICS, INC.

By:	/s/ Michael Poirier
Michael Poirier
Chairman & Chief Executive Officer

2042 Corte del Nogal, Carlsbad, CA 92011            Tel 877.709.2169             Fax 760.918.9165             www.qualigeninc.com